September 24, 2012

Mr. Larry Spirgel

Assistant Director

Re: Homie Recipes, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 12, 2012

File No. 333-183310

Thank you for your comment letter dated September 20, 2012. Please see the answers for your comments below:

Calculation of Registration Fee

1.

We note your response to comment 2 of our letter dated September 6, 2012. We reissue our comment. Please revise your footnote to specify the paragraph of Rule 457 that you relied on to calculate your registration fee. For example, if you calculated your fee based on the maximum aggregate offering price of all the securities listed in the table, you would disclose that you “calculated the registration fee based on paragraph 457(o).”

We have amended our disclosure in footnote 2, on page 2: “Registration fee calculated based on paragraph 457(o), estimated solely for the purpose of calculating the registration fee pursuant to sections 6 (b), 13(e), or 14(g) of the Securities Act of 1933. The fee is $116.10 per $1,000,000 (prorated for amounts less than $1,000,000). It is calculated by multiplying the aggregate offering amount by .00011460 ($100,000 x .00011460 = $11.46).”

Prospectus Summary, page 3

2.

We note your response to comment 7 of our letter dated September 6, 2012. Please move the disclosure you provided in response to our comment from your prospectus cover page to your prospectus summary.

We have deleted the former 15th paragraph on page 3 and moved it as the 7th paragraph on page 6: “Even though we’ll have increased expenses of publicly reporting (the expenses for this offering – approximately $5,700 - represents a significant portion of our current assets), the Company has decided to become public at this stage because we believe that this is the proper way to raise the required funds to implement our Plan of Operations and we may potentially raise enough funds to develop our business.”

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225

Being an Emerging Growing Company, page 7

3.

We note your response to comment 8 of our letter dated September 6, 2012. Based on your current disclosure it appears that you are referring to certain provisions of the Jumpstart Our Business Startups Act, the JOBS Act. Pursuant to Section 105(c) of the JOBS Act, Section 5 of the Securities Act will be amended to permit an emerging growth company or any person authorized to act on behalf of an emerging growth company to engage in oral or written communications with potential investors that are qualified institutional buyers or institutions that are accredited investors. Please clarify whether you are referring to these provisions of the JOBS Act, if so please revise your disclosure accordingly. If not, please explain to us the specific provisions of Sections 14(a) and (b) of the Exchange Act that you are referring to in your disclosure.

We have added the final part on the 2nd paragraph under the point forms  on page 7, to state: “Exemption under Sections 14(a) and (b) of the Securities Exchange Act of 1934, which would reduce the regulatory requirements relating to the disclosures, reports and communications that are typically associated with the process of public registration and permit the engagement in certain communications with potential investors who are qualified institutional buyers or institutions that are accredited investors. Pursuant to Section 105(c) of the JOBS Act, Section 5 of the Securities Act will be amended to permit an emerging growth company or any person authorized to act on behalf of an emerging growth company to engage in oral or written communications with potential investors that are qualified institutional buyers or institutions that are accredited investors.”

Plan of Operation, page 40

4.

We note your response to comment 15 of our letter dated September 6, 2012. Please expand your disclosure to discuss whether your president has the capacity, skills and experience to implement your Plan of Operations if you sell less than 25% of the offered shares. For example, we note your risk factor disclosure your present may not devote a majority of her time to your operations. In addition, please specifically discuss your president’s web designing, marketing and sales experience.

We have deleted the 2 last phrases of the 2nd paragraph on page 39, under the ‘Plan of Operation’ heading: “Even though we believe we may be able to develop our business if we sell only 25% of the shares offered herein, our website and services would not be as attractive to clients and users. This would reflect negatively on our sales and revenue.”

We have included the 3rd and 4th paragraphs on page 40, under the ‘Plan of Operation’ heading, to indicate that: “Ms. Marques, our sole officer and director, currently devotes approximately 8 hours per week to our operations. If the demands of the company’s business require the full business time of

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225

Ms. Marques, she is prepared to adjust her schedule to devote more time to the company’s business. However, there are no guarantees that she may be able to devote sufficient time.

If we sell less than 25% of the offered shares, our president would not be able to develop our business without help from consultants, as she has no prior experience and no proven skills to develop websites. We believe that our president would be capable to develop our website only if she was directed and assisted by a professional. Moreover,, our president has no prior experience in marketing or sales.”

Sincerely,

Jacyara de Jesus Marques

President

Homie Recipes, Inc.

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225